UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SIGILON THERAPEUTICS, INC.

(Name of Subject Company (issuer))

SHENANDOAH ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

82657L107

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Howard Kenny

Russell M. Franklin

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6210

Benjamin H. Pensak

Morgan, Lewis & Bockius LLP

101 North Wacker Drive

Chicago, IL 60606

Telephone: (312) 324-1719

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Shenandoah Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sigilon Therapeutics, Inc., a Delaware corporation (“Sigilon”), in exchange for (a) $14.92 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to an aggregate of $111.64 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Lilly and reasonably acceptable to Sigilon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated July 13, 2023.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement, as published in The Wall Street Journal on July 13, 2023.

(a)(5)(A)	Joint Press Release issued on June 29, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Eli Lilly and Company with the U.S. Securities and Exchange Commission on June 29, 2023 (File No. 005-92195)).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated June 28, 2023, by and among Eli Lilly and Company, Shenandoah Acquisition Corporation and Sigilon Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sigilon Therapeutics, Inc. with the U.S. Securities and Exchange Commission on June 29, 2023 (File No. 001-39746)).

(d)(2)	Tender and Support Agreement, dated June 28, 2023, by and among Eli Lilly and Company, Shenandoah Acquisition Corporation, Flagship Ventures Fund, V L.P. and Flagship Pioneering Special Opportunities Fund II, L.P. (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Eli Lilly and Company and Shenandoah Acquisition Corporation with the U.S. Securities and Exchange Commission on July 7, 2023 (File No. 005-92195))

(d)(5)	Form of Contingent Value Rights Agreement, by and among Eli Lilly and Company, Shenandoah Acquisition Corporation and a rights agent selected by Eli Lilly and Company and reasonably acceptable to Sigilon Therapeutics, Inc. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by Sigilon Therapeutics, Inc. with the U.S. Securities and Exchange Commission on June 29, 2023 (File No. 001-39746)).

(d)(6)*	Amended and Restated Mutual Confidentiality Agreement, dated May 12, 2023, between Eli Lilly and Company and Sigilon Therapeutics, Inc.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 13, 2023	SHENANDOAH ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer